6/1

07024129

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fisher & Paykel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 34868

FISCAL YEAR 3/1-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/6/07

Fisher&Paykel appliances

File Reference
82-34868

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ARIS
3-31-07

YEAR END INFORMATION

12 months to 31 March 2007

RECEIVED
2007 JUN -1 A 9:30

CONTENTS

Results for announcement to the market

Reporting Period	**12 Months to 31 March 2007**
Previous Reporting Period	**12 Months to 31 March 2006**

	Amount (000s)	Percentage change	
Revenues from ordinary activities (item 1.1.1)	**1,411,954**	%	**16.8**
Profit (loss) from ordinary activities after tax attributable to members (item 1.1.2)	**61,180**	%	**(4.3)**
Net profit (loss) for the period attributable to members (item 1.1.3)	**61,180**	%	**(4.3)**
Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Imputed amount per security	
Final dividend (item 1.2)	**9 ¢**	**3.25 ¢**	

Record date for determining entitlements to the dividend (item 1.3).	**8 June 2007**
Payment date for dividends (item 1.3)	**15 June 2007**

Brief explanation of any of the figures in 1.1 to 1.3 necessary to enable the figures to be understood. (item 1.4)

Please refer to attached commentary.

Dividends (in the case of a trust, distributions) (item 4.5)

5 Date the dividend (distribution) is payable	**15 June 2007**
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	**8 June 2007**
If it is a final dividend, has it been declared? (Preliminary final report only)	**Yes** 1

Amount per security

			Amount per security	Imputed amount per security	Amount per security of foreign source dividend
	Interim dividend:	Current year	9 ¢	**3.2500** ¢	**N.A.** ¢
		Previous year	9 ¢	**4.4328** ¢	**N.A.** ¢

Full yearly report - final dividend (distribution) on all securities or

	Current period $NZ'000	Previous corresponding period - $NZ'000
Ordinary securities (each class separately)	**25,511**	**23,836**
Preference securities (each class separately)	-	-
Other equity instruments (each class separately)	-	-
Total	**25,511**	**23,836**

Dividend or distribution plans in operation (item 4.6)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans

N.A.

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

NTA backing (item 4.7)	Current period -	Previous corresponding period
4.7 Net tangible asset backing per ordinary security	**1.3**	**1.5**

Control gained over entities having material effect (item 4.8)

4.8.1 Name of entity (or group of entities)	Elba S.p.A.
4.8.2 Date from which such profit has been calculated	1 June 2006
4.8.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	$ 812
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ N.A.

Loss of control of entities having material effect

4.8.1 Name of entity (or group of entities)	N.A.
4.8.2 Date to which the profit (loss) in item 14.2 has been calculated	
4.8.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Details of associates and joint venture entities (item 4.9)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	NIL	NIL
Income tax on ordinary activities	NIL	NIL
Profit (loss) from ordinary activities after tax	NIL	NIL
Extraordinary items net of tax	NIL	NIL
Net profit (loss)	NIL	NIL
Adjustments	NIL	NIL
Share of net profit (loss) of associates and joint venture entities	NIL	NIL

Compliance statement

This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Sign here: .... (Company Secretary)

Date: **24 May 2007.**

Print name: **Mark David Richardson**

Appendix 7 of Listing Rules.

EMAIL: announce@nzx.com

Notice of event affecting securities

NZX Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages) [ ]

Full name of issuer	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
Name of officer authorised to make this notice	M.D. RICHARDSON
Authority for event, e.g. Directors' resolution	DIRECTORS RESOLUTION
Contact phone number	(09) 273 0592
Contact fax number	(09) 273 0609
Date	24 / 05 / 2007

Nature of event
Tick as appropriate

Bonus Issue [ ] If ticked, state whether: Taxable [ ] / Non Taxable [ ] Conversion [ ] Interest [ ] Rights Issue Renouncable [ ]
Rights Issue non-renouncable [ ] Capital change [ ] Call [ ] Dividend [X] If ticked, state whether: Interim [ ] Full Year [X] Special [ ]

EXISTING securities affected by this — *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	ORDINARY SHARES
ISIN	NZFPAE0001S2

If unknown, contact NZSE

Details of securities issued pursuant to this event — *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities | *ISIN*

If unknown, contact NZSE

Number of Securities to be issued following event | *Minimum Entitlement* | *Ratio, e.g ① for ②* [ ] *for* [ ]

Conversion, Maturity, Call Payable or Exercise Date | *Enter N/A if not applicable* | *Treatment of Fractions*

Tick if pari passu [ ] OR *provide an explanation of the ranking*

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event — *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	$0.09000
Currency	New Zealand Dollars
Total monies	$25,510,813
Source of Payment	Revenue Reserves

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.011644
Date Payable	15 June, 2007

Taxation — *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$ Nil
Credits (Give details)	$0.032500

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm *For calculation of entitlements - must be the last business day of a week*	8 June, 2007
Application Date *Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.*	15 June, 2007
Notice Date *Entitlement letters, call notices, conversion notices mailed*	
Allotment Date *For the issue of new securities. Must be within 5 business days of record date.*	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:
Security Code:
Security Code:

OFFSHORE MARKET GROWTH CONTINUES

The Directors of Fisher & Paykel Appliances Holdings Limited today announced a profit after tax of $61.2 million for the year ended 31 March 2007.

Highlights for the year include:

- Record total Appliances sales revenue of $1.29 billion.
- Record Appliances sales revenues in the USA, Europe and Rest of World markets.
- The purchase of Elba S.p.A in Italy from DéLonghi.
- Opening of China Procurement office.
- The introduction of new platform products – Aqua Smart Washer®, Ice & Water Refrigeration series, and French Door Refrigerator.
- Celebrated 35 year association with JFE Corporation, a major Japanese steel supplier.
- Re-launch of Finance Group's Securitisation Funding Programme

The reported result includes restructuring costs of $4.372 million ($6.525 million before tax) and an unexpected bad debt write-off of $2.312 million ($3.302 million before tax) following Retravision (NSW) Limited going into receivership on 24 October 2006. These were offset by the profit on the sale of surplus land in Australia of $4.989 million ($7.127 million before tax).

Appliances sales revenue, assisted by the acquisition of Elba S.p.A, grew 19.5 per cent, (7.9 per cent excluding Elba) to a record $1.293 billion compared to $1.082 billion, for the previous financial year.

The Company purchased Elba S.p.A. from the DéLonghi Group in June 2006. This move was a major step in the Company's push for expansion into European markets.

The Finance Group contributed an increased operating profit totalling $29.2 million before acquisition interest and taxation. Major factors in this performance were improved operating efficiencies and synergies arising from the integration of the Farmers Finance business contributed to this result.

NET PROFIT PERFORMANCE

The result is summarised in the table below:

	2007 NZ$000	2006 NZ$000	% Change
Operating Profit Before Interest and Taxation			
- Appliances	**85,286**	81,447	4.7
- Finance	**29,227**	28,399	2.9
	114,513	109,846	4.2
Interest Expense *	**(20,695)**	(13,188)	(56.9)
Operating Profit before Taxation	**93,818**	96,658	(2.9)
Taxation	**(32,638)**	(32,713)	0.2
Group Profit after Taxation	**61,180**	63,945	(4.3)

* Excludes Finance Group Operating Interest

REVENUE

Total revenue of $1,412.0 million was up $202.8 million (16.8 per cent) on the previous year.

A break down of revenue is set out below.

	2007 NZ$000	2006 NZ$000	% Change
Appliances			
- New Zealand	**241,366**	248,889	(3.0)
- Australia	**425,385**	375,968	13.1
- USA	**455,115**	412,660	10.3
- Europe	**98,640**	13,571	626.8
- Rest of World (incl. Singapore)	**72,235**	31,090	132.3
	1,292,741	1,082,178	19.5
Finance New Zealand	**118,129**	126,402	(6.5)
Interest	**1,084**	537	101.9
Total Revenue	**1,411,954**	**1,209,117**	**16.8**

CASHFLOW

Cash flow from operations was $86.8 million.

Working capital levels for the Appliances Group (inventories and trade receivables net of trade payables) represented 22.1% of Appliances revenue (23.6% last year).

ELBA S.p.A. ACQUISITION

In June 2006, the Company acquired Elba S.p.A., the European cookware business of DéLonghi S.p.A. Elba, based near Treviso, Italy, manufactures and distributes cookware products including free-standing cookers, built-in ovens and cooktops. It has a strong export focus to over 54 countries with a particular strength in the UK. The purchase price for the acquisition of Elba was €78 million (approximately NZ$162 million).

We are pleased with the acquisition, however high steel prices and the disruption in the Italian market as we transition to direct distribution, impacted earnings. This impact has been partially offset by the introduction, late in the 2006/07 fiscal year, of the Fisher & Paykel branded range of Italian manufactured cookers. We expect to commence direct distribution in the Italian market by the middle of this financial year.

The manufacturing synergies foreshadowed at the time of the acquisition are being progressively realised into the three cooking plants in New Zealand, USA and Italy. These are expected to be of benefit during the new financial year and beyond.

CAPITAL AND DEPRECIATION

Capital expenditure in cash flow terms was as follows:

	2007 NZ$000	2006 NZ$000	% Change
Appliances	**44,915**	50,398	(10.9)
Finance	**2,196**	4,755	(53.8)
	47,111	55,153	(14.6)

Depreciation charges were:

	2007 NZ$000	2006 NZ$000	% Change
Appliances	**37,813**	30,924	22.3
Finance	**1,852**	1,985	(6.7)
	39,665	32,909	20.5

DIVIDEND AND EARNINGS PER SHARE

The Directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2007, carrying a partial imputation credit (equivalent to 26.5 cents in the dollar). This brings the total dividend for the year to 18.0 cents per share. Non-resident shareholders will receive a supplementary dividend of 1.164 cents per share.

The final dividend will be paid on 15 June 2007, with a record date of 8 June 2007. The ex dividend date will be 4 June 2007 for the ASX and 11 June 2007 for the NZX.

Dividend payments over the past three years are summarised below.

	Cents Per Share		
	2006/07	2005/06	2004/05
Interim	**9.0**	9.0	9.0
Final	**9.0**	9.0	9.0
Total Dividend	**18.0**	**18.0**	**18.0**
Earnings per Share	**22.0**	**24.2**	**26.1**

APPLIANCES

Appliances experienced mixed trading conditions in its 3 major markets leading up to and including the Christmas period. There was however a pleasing overall recovery in these markets in the last quarter, as new product platforms were released. The effects of the appreciated New Zealand dollar have continued to put pressure on both margins and profitability. Raw material prices have remained unrelentingly high, but were more stable in the second half.

	2007 NZ$000	2006 NZ$000
Revenue	**1,293,759**	1,082,650
Normalised Operating Profit Before Interest & Taxation.	**87,395**	81,251
- Restructuring Costs	**(5,934)**	(998)
- Retravision (NSW) Ltd Bad Debt	**(3,302)**	-
- Profit on Sale of Surplus land	**7,127**	1,194
Reported Operating Profit before Interest and Taxation	**85,286**	81,447
Assets Employed	**1,018,532**	778,728
Operating Margin *	**6.8**	7.5
* Normalised Operating Profit before Interest and Taxation to Revenue		

Normalised operating profit before interest and taxation was $87.4 million (previously $81.3 million) up 7.6 per cent for the year. Improved operating margins of 7.2 percent in the second half, lifted the overall margin to 6.8 per cent for the year, up from 6.3 per cent in the first half.

The restructuring costs incurred were for staff redundancies and other costs due to the relocation of plant closer to our major markets, the integration of acquired businesses and component outsourcing.

The Company continues to progress its vigorous internal cost down programme. This has partially offset the effects of the current high prices for raw materials. The recent opening of the Chinese procurement office is a further illustration of this effort with potentially large cost savings having already been identified for various components and materials.

Revenues are summarised below:

		2007 $000	2006 $000	% Change
New Zealand	NZD	**240,892**	248,457	(3.0)
Australia	AUD	**366,420**	340,896	7.5
USA	USD	**298,213**	283,364	5.2
Europe	NZD	**98,640**	13,571	626.8
Rest of World (incl. Singapore)	NZD	**72,235**	31,065	132.5

Note: Excludes non appliance related sales.

New Zealand revenue was down 3.0 per cent due to a continuing decline in market size and difficult trading conditions. The high New Zealand dollar has intensified competition and resulted in increased discounting in the market. Market shares have been maintained albeit at a cost to margin.

Overall the total Australian market remains flat. The Christmas – New Year sales period was unseasonably slower than usual, with a combination of cooler weather affecting refrigeration sales and consumers directing their Christmas expenditure towards digital products.

The release of new products in the fourth quarter, combined with retailers chasing annual target incentives, resulted in Australian sales finishing up 7.5 per cent in revenue terms over the previous year, resulting in a gain of market share.

The Aqua Smart® water efficient washer has been extremely well received in the market by both retailers and consumers. Launched in December, this has become the single biggest selling washer model in Australia in just 4 months. The appeal of a low water consumption washer, combined with the ease of use that top loaders offer, have been contributing factors to the success of this product.

The initial roll out of the Ice and Water and French door refrigeration range has been completed. These models offer high feature levels and contribute greater margin returns.

The overall market in the USA continues to be in decline. This had led to intensified competitor activity, particularly prior to Christmas, as major suppliers fought to retain sales volumes. Under these conditions it is pleasing that our sales revenue increased by 5.2 per cent over the previous year in US dollar terms.

The increased distribution of the Fisher & Paykel and DCS brands through the Sears Outlet Stores and Builder Division, as well as the US wide distribution company DSI, has initially progressed well. This will take time to realise its full potential.

Following the Elba acquisition, European sales increased 626.8 per cent to $98.640 million ($13.571 million for the previous year). On a like for like basis, sales were $25.394 million (87.1 per cent increase). We have recently centralised the European sales office in Italy and opened a new sales and distribution centre in Milton Keynes, U.K.

Rest of World sales increased by 132.5 per cent to $72.235 million ($31.065 million last year). Excluding Elba, sales increased 17.4 per cent to $36.459 million.

FINANCE

The Finance Group continued to perform steadily contributing a consistent earnings performance in a highly competitive finance market. Normalised operating profit before interest and taxation was $29.8 million for the period, a 15.5 per cent improvement over the prior year.

	2007 NZ$000	2006 NZ$000
Revenue	**118,195**	126,467
Normalised Operating Profit Before Interest and Taxation *	**29,818**	25,810
- Restructuring Costs`	**(591)**	-
- Profit on Sale of Land and Buildings	-	2,589
Reported Operating Profit Before Interest and Taxation *	**29,227**	28,399
Finance Receivables	**536,957**	571,688
* Includes Operating Interest		

The restructuring costs incurred during the year were for staff redundancies arising from the continued integration of the Farmers Finance business.

Rising interest rates and intense competition eroded finance margins. However, additional integration synergies from systems and operating costs have added significantly to the overall performance. The normalised cost to income ratio improved to 41 per cent compared to 44 per cent for the previous period, notwithstanding regulatory compliance costs which continued to increase.

Improvements in credit and account management have continued during the year.

Overall receivables were down. Growth in the Company's Q Card portfolio was strong with an increasing number of retailers accepting the Card together with pleasing growth in the number of cards on issue. Performance of the Farmers Card portfolio was pleasing and continues to contribute significantly to the Finance Group's earnings. There are currently 425,000 active Q Card and Farmers Card cardholders. Farmers Finance fixed instalment receivables have continued to decline as "big ticket" financing slowed.

The Company's commercial lending operation provided a consistent level of earnings from financing office automation and other equipment for small to medium sized businesses.

The Insurance and Extended Warranty businesses contributed additional earnings and continues to provide customers with protection and security for their credit contracts whilst contributing to the Company's diversity of value adding services.

Funding support for the Finance Group's business remains strong. Retail debentures further increased and the Group's securitisation programme was re-launched during the year maintaining an A1+ Standard & Poors rating. This funding programme together with significant committed loan facilities with banks maintains a diversified and sound Finance Group.

OUTLOOK

New product releases in the North American market, along with increased distribution plans, are expected to result in further top line growth.

The Company recently displayed its new range of product for this market at the Kitchen and Bathroom Industry Show held in Las Vegas. The new product line up included Ice and Water and French Door refrigerators, the Aqua Smart® washer with a matching Smart Load® top loading dryer, the Luna gas cooktop, restyled Italian freestanding cookers, DCS Liberty outdoor cooking series and the new season restyled DCS cooking products. Without exception, all were extremely well received.

Our brand positioning in the USA will be enhanced this year with an increased spend in direct media promotion.

The Australian market is expected to remain stable. Increased competition, particularly from Asian imports, has been somewhat mitigated with the release of new models. The success story of the Aqua Smart® autowasher platform will be further enhanced with the impending expansion of the model line up including additional sizes.

Margins in Australia are driven by the Australia-New Zealand dollar exchange rate. As at 31 March 2007, the Company's next 12 months net exposure against the Australian dollar is 52 per cent hedged at an average rate of $0.838

The New Zealand market is forecast to decline further in size, as economic factors affecting domestic household spending start to bite. With settled distribution and a suite of recently released innovative products, market share is expected to be retained.

Growth is predicted for the European market. Volumes through the Italian manufacturing plant are expected to increase with the distribution of Fisher & Paykel branded product for the UK, Italy, USA, Australia and New Zealand markets. These products have been well received. Local Italian sales are expected to recover following the transition to direct distribution for the De'Longhi and Elba brands.

Raw material pricing remains high and the outlook is uncertain. These are factors affecting all appliance manufacturers globally.

The ongoing in-house cost down programme will continue to deliver substantial savings to the Company. Our Chinese procurement office is expected to continue to deliver significant cost down opportunities.

Recently the Company announced it would be relocating its Laundry manufacturing and associated equipment to Thailand. The move will commence late in the third quarter of the fiscal year, with production scheduled for March/April 2008.

The expected financial benefits are in the vicinity of $10-$15 million per annum, commencing in the 2008/09 year, with a one-off cost in the order of $20-$25 million in the 2007/08 year, both at a pre-tax level. Additional cost savings are also expected from local procurement opportunities.

Capital expenditure for Appliances is expected to be approximately $63 million for the 2007/08 fiscal year including $13 million for the Thailand relocation.

The Finance Group continues to operate in an intensely competitive market. Growth is expected from the broadening of distribution of Q Card and Farmers Card across an increasingly diverse group of retailers. This growth in retailer card acceptance will give customers more opportunities to use the Company's finance facilities.

There is ongoing uncertainty on the likely direction of interest rates for the foreseeable future and customers will likely face an increasing level of debt servicing costs on their level of household debt. Maintaining robust and effective credit management over customer accounts will be a key focus in the Finance Group over the next 12 months.

The Finance Group is now operating as one company following the successful integration of the Farmers Finance business. Further benefits are expected to be realised by focusing on achieving revenue synergies from product enhancement and growing lending activities in revolving and instalment credit.

Given the uncertainty surrounding the position of the New Zealand dollar, interest rates and the future trends of raw material pricing, the Directors have decided against giving guidance for the full financial year at this time.

G A Paykel
Chairman
24 May 2007

- For further information please contact John Bongard, CEO and Managing Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600.

- The Full Year Result will also be available on our website www.fisherpaykel.com

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. The conference call is scheduled to begin at 3:00pm NZST; 1.00pm AEST.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free	**0800 449118**
Australia Toll Free	**1800 555616**

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 045157.

Statement of Accounting Policies

These financial statements are presented in accordance with the New Zealand Companies Act 1993, the New Zealand Financial Reporting Act 1993 and generally accepted accounting practice in New Zealand. The Parent Company's financial statements are for Fisher & Paykel Appliances Holdings Limited as a separate entity and the Consolidated financial statements are for the Fisher & Paykel Appliances Holdings Limited Group, which includes all its subsidiaries. The financial statements are stated in New Zealand dollars unless otherwise indicated.

NATURE OF OPERATIONS

Fisher & Paykel Appliances Holdings Limited is a New Zealand based international company, which has two principal areas of business:

- Appliance manufacturer, distributor and marketer (Appliances Group),
- Financial services in New Zealand (Finance Group).

The Appliances Group is a leading designer and manufacturer of major household appliances in New Zealand and Australia. The Group has expanded in the USA, which is now its largest market in revenue terms, and has manufacturing facilities in Huntington Beach, California and Clyde, Ohio. In mid-2006, the Group acquired Elba S.p.A. (now renamed Fisher & Paykel Italy S.p.A.) located in Borso del Grappa, Italy, which manufactures and distributes cookware products.

The Finance Group is a leading provider of retail point of sale consumer finance (including the Farmers Card), insurance services, and rental and leasing finance.

GENERAL ACCOUNTING POLICIES

The financial statements are based on the general principles of historical cost accounting, with the exception of investments in subsidiaries, which are at net tangible asset value. Reliance is placed on the Group continuing as a going concern.

The following particular accounting policies, which materially affect the measurement of profit, financial position and cash flows, have been applied.

SPECIFIC ACCOUNTING POLICIES

Consolidation

The Company and subsidiary companies' (including special purpose entities) accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-group transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

The Finance Group, comprising Fisher & Paykel Finance Limited and Fisher & Paykel Finance Holdings Limited (and their respective subsidiary companies), is independently funded and is not guaranteed by Fisher & Paykel Appliances Holdings Limited, or any other non Finance Group companies.

Revenue recognition

Goods and Services

Sales are recognised in accordance with the terms of sale when the benefits of ownership and risk of loss passes to the customer.

Long term contracts

The revenue on long term contracts is recognised over the period of the project. The percentage of completion method is used to determine the appropriate amount to recognise in a given period. The full amount of any anticipated loss, including that relating to future work on the contract, is recognised as soon as it is foreseen.

Investment income

Dividend income is recognised in the period the dividend is declared.

Interest is accounted for as earned.

Income on finance receivables

Income on finance receivables is recognised on an actuarial basis (effective interest method) calculated on the net amount outstanding.

Fee income

Yield related fees for finance receivables are accrued to income over the term of the loan on an actuarial basis. Facility fee income on amounts advanced to bulk finance retailers is accrued to income on a straight line basis over the term of the facility.

Fees charged to customer accounts in arrears are recognised as income at the time the fees are charged.

Insurance income

The earned portion of premiums received and receivable is recognised as revenue. Premium income on insurance products is earned from the date of risk commencement based on a method, which approximates the pattern of risk underwritten. Warranty income is earned using methods, which match the approximate timing and cost of the underlying services provided. Income from fixed interest investments is recognised on an accrual basis.

Insurance expense

Provision has been made for the estimated cost of all the claims reported at balance date but not settled. The outstanding claims reserve is calculated on the maximum potential value outstanding on the individual claims. Further provision has been made for claims incurred but not reported.

Claim handling expenses are calculated based on time and effort involved in claim processing.

Acquisition costs relating to unearned premium are deferred as they represent a future benefit. Deferred acquisition costs are amortised in accordance with the earning pattern of the associated premium.

Reinsurance is expensed on a straight line basis.

Advertising and sales promotion costs

All advertising and sales promotion costs are expensed as incurred.

Earnings per share

Earnings per share is computed by using the weighted average number of ordinary shares outstanding during each period.

Employee share ownership plan

The Group operates an employee share ownership scheme for employees. The initial purchase of shares by the scheme is funded by advances from within the Group. No compensatory expense is recognised in the statement of financial performance.

Employee share option plan

The Group operates an employee share option scheme for employees. No compensatory expense is recognised in the statement of financial performance.

Employee entitlement

Employee entitlements to salaries and wages, annual leave, long service and other benefits are recognised when they accrue to employees and are fully vested. The Group operates a pension plan for employees. While there are different entitlements under the plan, the scheme is primarily a defined contribution plan and contributions to the plan are expensed when made.

Inventories

Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all charges except finance, administration, research and development, selling and distribution overheads.

Property, plant and equipment

Property, plant and equipment are recorded at cost, excluding interest.

External software direct costs together with payroll and related costs for employees directly associated with the development of software are capitalised. Costs associated with upgrades and enhancements are capitalised to the extent they result in additional functionality.

Depreciation

Property, plant and equipment, other than Freehold Land and Capital Work in Progress, are depreciated on a straight line basis over their total estimated useful lives as follows:

Buildings	50 years
Plant and Equipment	3 -15 years
Vehicles	5 years
Tooling	3 years
Software	3 - 10 years
Patents	10 years

Intangible assets

Licenses are amortised on a straight line basis over their estimated useful life of 20 years.

The excess of cost over the fair value of the net assets of subsidiaries is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Development costs are amortised on a straight line basis over their estimated useful life of 3-5 years depending on the nature of the product platform.

Acquired brands are not amortised on the basis that they have an indefinite useful life. The carrying value of acquired brands is tested annually for impairment.

Investments

Subsidiary companies are valued at net tangible asset value. Other investments are valued at the lower of cost or net realisable value.

Leases

Operating lease payments are expensed on a straight line basis over the period of the lease.

Research and development

Research expenditure is expensed as it is incurred. Development expenditure is expensed as incurred, unless that expenditure relates to new product platforms where it is expected that the new product will be marketed, in which case the expenditure is capitalised and amortised on a systematic basis reflecting the period of consumption of the benefit.

Government Grants

The Group receives government research funding. Research grants received are recognised in the statement of financial performance when the requirements under the grant have been met. Any grants for which the requirements under the grant agreement have not been completed are carried as liabilities until all conditions have been met.

Finance receivables and trade debtors

Finance receivables are shown net of unearned income and financing losses that are expected in future accounting periods. All known losses are written off in the period in which they become evident.

A specific provision is maintained to cover all identified doubtful debts. All known bad debts are written off against the specific provision in the period in which they become classified as irrecoverable.

General provisions for doubtful debts and outstanding fees are maintained to cover unidentified possible losses and latent risks inherent in the overall portfolio of finance receivables.

Provision for warranty

Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred. Warranty terms vary but generally are 2 years parts and labour.

Finance borrowings issue expenses

Issuing costs are capitalised where they can be matched with related borrowings. Capitalised costs are amortised to interest costs evenly over the term of the borrowings.

Taxation

The taxation expense charged against profit includes both current and deferred tax and is calculated after allowing for permanent differences.

The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

Goods and services tax (GST)

The statement of financial performance and statement of cash flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Secured Borrowings

Secured borrowings are recognised in the statement of financial position at their outstanding principal balances plus accrued interest.

Foreign currencies

Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction, or at the hedged rate if financial instruments have been used to reduce exposure.

At balance date, foreign monetary assets and liabilities are translated at the year end closing or hedged rates, and exchange variations arising from these translations are included in the statement of financial performance.

The financial statements of independent foreign subsidiaries are translated at the following exchange rates:

- The year end closing exchange rate for assets and liabilities
- The monthly weighted average exchange rate for revenue and expense transactions.

The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve in the statement of financial position.

Statement of cash flows

The following are the definitions of the terms used in the statement of cash flows:

a) Cash comprises cash on hand, bank balances and call borrowings, where the term of the call borrowings facility is less than one year. Finance operating borrowings are excluded from this definition.

b) Investing activities are those activities relating to the acquisition, holding and disposal of property, plant and equipment, investments and finance receivables.

c) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Group. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

d) Operating activities include all transactions and other events that are not investing or financing activities.

Financial instruments

The Group has various financial instruments for the purpose of reducing its exposure to fluctuations in foreign currency exchange rates and interest rates. These financial instruments are subject to risk that market rates may change subsequent to acquisition. For interest rate instruments, the differential to be paid or received is accrued as interest rates change and is recognised as a component of interest expense over the life of the instrument. Exchange gains and losses arising on contracts which qualify as hedges for accounting purposes are deferred until the date the underlying transactions occur at which time they are included in the determination of Profit after taxation. Gains and losses on instruments that do not qualify as hedges are recognised in the statement of financial performance as they occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors and management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment

Annually, the directors assess the carrying value of each asset. Where the estimated recoverable amount of the asset is less than its carrying amount, the asset is written down. The impairment loss is recognised in the statement of financial performance.

Changes in accounting policies

The Group has not changed its accounting policies.

Statement of Financial Performance Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2007

Parent			Notes	Consolidated	
2006 $000	**2007 $000**			**2007 $000**	2006 $000
41,000	**40,500**	Operating revenue	1	**1,411,954**	1,209,117
41,000	**40,500**	Operating profit before interest and taxation		**114,513**	109,846
-	**-**	Interest expense *	2	**(20,695)**	(13,188)
41,000	**40,500**	Operating profit before taxation	2	**93,818**	96,658
(3,591)	**(3,632)**	Taxation	3	**(32,638)**	(32,713)
37,409	**36,868**	**Profit after taxation**		**61,180**	63,945

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Earnings per share	**0.22**	**0.24**
Diluted earnings per share	**0.21**	**0.23**

* Excludes operating interest of the Finance Group

tatement of Financial Position Fisher & Paykel Appliances Holdings Limited

at 31 March 2007

Parent 2006 $000	Parent 2007 $000		Notes	Consolidated 2007 $000	Appliances Group 2007 $000	Finance Group 2007 $000	Consolidated 2006 $000	Appliances Group 2006 $000	Finance Group 2006 $000
		Assets							
		Current assets							
1	1	Cash and bank balances		76,773	45,304	31,469	50,382	14,400	35,9[illegible]
18	31	Debtors and other current assets	4	201,351	195,815	5,536	155,053	138,307	16,7[illegible]
		Finance receivables	5	383,779		383,779	377,952		377,9[illegible]
		Inventories	6	235,390	235,390		215,008	215,008	
3,638	3,739	Taxation	7	6,933	6,933	-	23,412	20,063	3,3[illegible]
		Future taxation benefit	7	2,523	2,523		5,241	5,241	
380,048	445,903	Intergroup advances	27						
383,705	449,674	Total current assets		906,749	485,965	420,784	827,048	393,019	434,0[illegible]
		Non current assets							
		Property plant and equipment	8	344,799	335,411	9,388	313,792	304,943	8,8[illegible]
218,146	232,773	Investments in subsidiaries	11						
		Investment in finance group			209,458			217,310	
		Other assets		1,861	846	1,015	2,261	1,237	1,0[illegible]
		Finance receivables	5	153,178		153,178	193,736		193,7[illegible]
		Intangible assets	9	305,919	173,270	132,649	200,052	59,404	140,6[illegible]
		Deferred taxation	12	26,784	23,040	3,744	23,762	20,125	3,6[illegible]
218,146	232,773	Total non current assets		832,541	742,025	299,974	733,603	603,019	347,8[illegible]
601,851	682,447	**Total assets**		1,739,290	1,227,990	720,758	1,560,651	996,038	781,9[illegible]
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	5,274	5,274		1,888	1,888	
		Current borrowings	16	-	-		20,000	20,000	
		Current finance leases	17	3,587	3,587		624	624	
		Trade creditors		124,589	124,589		83,139	83,139	
		Provisions	14	19,820	19,820		26,473	26,473	
		Finance borrowings	15	476,381		476,381	501,562		501,5[illegible]
		Taxation	7	1,829	1,302	527	2,223	2,223	
		Other liabilities	18	73,098	50,122	22,976	63,092	37,088	26,0[illegible]
-	-	Total current liabilities		704,578	204,694	499,884	699,001	171,435	527,5[illegible]
		Term liabilities							
		Term borrowings	16	310,251	310,251		201,028	201,028	
		Term finance leases	17	2,904	2,904		2,302	2,302	
		Finance borrowings	15	11,298		11,298	36,980		36,9[illegible]
		Deferred taxation	12	8,822	8,822		18	18	
		Other liabilities	18	4,627	4,509	118	4,283	4,216	[illegible]
		Provisions	14	14,363	14,363		15,188	15,188	
		Total term liabilities		352,265	340,849	11,416	259,799	222,752	37,0[illegible]
-	-	**Total Liabilities**		1,056,843	545,543	511,300	958,800	394,187	564,6[illegible]
		Shareholders' equity							
601,851	682,447	Shareholders' equity	19	682,447	682,447		601,851	601,851	
		Investment in finance group				209,458			217,3[illegible]
601,851	682,447	**Total shareholders' equity**		682,447	682,447		601,851	601,851	
601,851	682,447	**Total liabilities and shareholders' equity**		1,739,290	1,227,990	720,758	1,560,651	996,038	781,9[illegible]

ıe accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

ı behalf of the Board
te: 24 May 2007

ʿ Paykel
airman

J H Bongard
Chief Executive Officer & Managing Director

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2007

Parent				Consolidated	
2006	**2007**			**2006**	2006
$000	**$000**			**$000**	$000
576,070	**601,851**	**Shareholders' equity at the beginning of the year**		**601,851**	576,070
37,409	**36,868**	Profit after taxation		**61,180**	63,945
		Movement in currency translation reserve	19	**(9,686)**	7,292
33,828	**14,626**	Movement in revaluation reserve			
71,237	**51,494**	**Total recognised revenues and expenses for the year**		**51,494**	71,237
2,068	**78,461**	Issue of share capital	19	**78,461**	2,068
(47,524)	**(49,359)**	Dividends	19	**(49,359)**	(47,524)
601,851	**682,447**	**Shareholders' equity at the end of the year**		**682,447**	601,851

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2007

Parent 2006 $000	Parent 2007 $000		Notes	Consolidated 2007 $000	Consolidated 2006 $000
		Cash flows from (used in) operating activities			
		Receipts from customers		1,248,898	1,167,659
		Financing interest and fee receipts		124,612	130,241
41,000	40,500	Dividends received			
		Interest received		1,084	537
(955)	(1,434)	Payments to suppliers and employees		(1,209,894)	(1,103,744)
(3,609)	(3,732)	Taxation paid		(19,318)	(38,503)
		Interest paid		(58,614)	(49,906)
36,436	35,334	Net cash flow from operations	20	86,768	106,284
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		22,138	1,372
		Principal on loans repaid by finance customers		678,951	704,451
		Purchase of property, plant and equipment		(40,949)	(55,153)
		Capitalisation of intangible assets	9	(6,106)	-
		New loans to finance customers		(655,415)	(720,298)
		Acquisition of Elba S.p.A.		(161,786)	-
		Acquisition of Prime Distributors		-	(6,187)
-	-	Net cash flow from (used in) investing activities		(163,167)	(75,815)
		Cash flows from (used in) financing activities			
-	-	Employee Share Purchase Scheme		274	782
		New term borrowings		341,555	80,725
		New finance borrowings		216,114	317,049
		Repayment of term borrowings		(219,052)	(53,223)
		Repayment of finance borrowings		(266,977)	(306,189)
2,068	78,461	Issue of share capital		78,461	2,068
(47,524)	(49,359)	Dividends paid		(49,359)	(47,524)
9,020	(64,436)	Intercompany borrowings			
(36,436)	(35,334)	Net cash flows from (used in) financing activities		101,016	(6,312)
-	-	Net increase (decrease) in cash		24,617	24,157
1	1	Opening cash		48,494	24,141
		Cash obtained from acquisition of company		(9)	77
		Effect of foreign exchange rates		(1,603)	119
1	1	Closing cash		71,499	48,494
		Reconciliation of closing cash			
1	1	Bank		76,773	50,382
		Bank overdrafts		(5,274)	(1,888)
1	1			71,499	48,494

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

1 OPERATING REVENUE

2006 $000	**2007 $000**		**2007 $000**	2006 $000
		Appliances		
		New Zealand	**241,366**	248,889
		Australia	**425,385**	375,968
		USA	**455,115**	412,660
		Europe	**98,640**	13,571
		Rest of World	**72,235**	31,090
-	-		**1,292,741**	1,082,178
		Finance		
		New Zealand	**118,129**	126,402
41,000	**40,500**	Dividend	-	-
		Interest	**1,084**	537
41,000	**40,500**	Total Operating Revenue	**1,411,954**	1,209,117

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
		2 OPERATING PROFIT BEFORE TAXATION		
41,000	**40,500**	Operating profit before taxation	**93,818**	**96,658**
		After charging (crediting):		
		Remuneration of auditors:		
		Audit fees paid to auditors of the group (see note below)		
		- Relating to Current Year*	**906**	**644**
		- Relating to Prior Year	**87**	**75**
		Other fees paid to auditors of the group (see note below)		
		- Review of Group Half Year Financial Statements	**114**	**63**
		- Audit of Fisher & Paykel Finance Debenture Prospectus	**9**	**12**
		- Farmers Finance securitisation compliance audit	**27**	**25**
		- Advice re adopting International Financial Reporting Standards	**122**	**121**
		- Accounting advice re Elba S.p.A.	**18**	**-**
		- Statutory reporting software	**48**	**-**
		- Other	**67**	**37**
		Donations	**104**	**211**
		Depreciation:		
		Appliances Group - Buildings	**2,826**	**2,391**
		- Leasehold improvements	**879**	**301**
		- Plant and equipment	**30,955**	**25,799**
		- Computer software	**3,153**	**2,433**
		Finance Group - Buildings	**-**	**459**
		- Plant and equipment	**237**	**242**
		- Computer software	**1,615**	**1,284**
		Amortisation:		
		Appliances - Goodwill	**3,962**	**567**
		- Licenses	**1,576**	**-**
		- Development	**700**	**-**
		Finance Group - Goodwill	**1,918**	**1,918**
		- Licenses	**6,081**	**6,081**
		Gain on sale of property, plant & equipment	**(7,127)**	**(3,783)**
		Due diligence costs	**-**	**1,025**
		Interest expense:		
		- Term borrowings	**17,975**	**6,712**
		- Bank overdraft and call borrowings	**2,720**	**6,476**
		Finance Group - Operating interest	**37,748**	**37,919**
		Research and development	**6,804**	**9,697**
		Rental and operating leases	**19,862**	**13,821**
		Bad debts written off:		
		Appliances Group	**3,772**	**305**
		Finance Group	**10,249**	**10,395**
		Bad debts recovered:		
		Finance Group	**(2,427)**	**(3,082)**
		Movement in provision for doubtful debts:		
		Appliances Group	**700**	**108**
		Finance Group	**(694)**	**1,089**
		GST recovery on reapportionment relating to prior years		
		Finance Group	**(1,601)**	**-**
606	**714**	Directors' fees	**915**	**745**

Notes: The increase in audit fees is substantially due to the Group's expansion of overseas operations.

The following non-audit fees paid to the Auditors of the Group were capitalised and were additional to expensed fees shown above:

Software Licences	**25**	**-**
Review of Elba S.p.A. acquisition balance sheet	**128**	**-**

3 TAXATION

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
41,000	**40,500**	Operating profit before taxation	**93,818**	96,658
13,530	**13,365**	Taxation at current rate of 33%	**30,960**	31,897
		Adjustments to taxation for:		
(13,530)	**(13,365)**	Fully imputed dividends received	**-**	-
(27)	**(5)**	Other non-assessable income*	**(1,403)**	(184)
-	**-**	Non-deductible items	**4,205**	3,456
-	**-**	Attributed foreign income	**(6)**	232
-	**-**	Foreign rates other than 33%	**(1,458)**	(1,642)
(27)	**(5)**	Current year's taxation	**32,298**	33,759
3,618	**3,637**	Prior period	**340**	(1,046)
3,591	**3,632**	Income tax expense	**32,638**	32,713
		This is represented by:		
3,591	**3,632**	Current taxation	**36,206**	26,789
-	**-**	Deferred taxation	**(3,568)**	5,924
3,591	**3,632**		**32,638**	32,713

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
		4 DEBTORS AND OTHER CURRENT ASSETS		
		Trade receivables	**182,166**	125,454
		Less provision for doubtful accounts	**(1,407)**	(707)
			180,759	124,747
18	**31**	Other debtors and prepayments	**20,592**	30,306
18	**31**		**201,351**	155,053

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
		5 FINANCE RECEIVABLES		
		Receivable within one year	**409,716**	412,116
		Less provision for unearned interest	**(15,721)**	(24,154)
			393,995	387,962
		Less provision for bad and doubtful debts	**(10,216)**	(10,010)
		Net receivables due within one year	**383,779**	377,952
		Receivable beyond one year	**163,529**	209,261
		Less provision for unearned interest	**(6,274)**	(10,548)
			157,255	198,713
		Less provision for bad and doubtful debts	**(4,077)**	(4,977)
		Net receivables due beyond one year	**153,178**	193,736
		Total finance receivables	**536,957**	571,688

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000
		6 INVENTORIES		
		Materials	**101,791**	72,656
		Spare parts	**10,573**	14,961
		Finished products	**123,026**	127,391
			235,390	215,008

7 CURRENT TAXATION

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
3,613	**3,638**	Balance at beginning of year	**26,430**	12,443
(3,591)	**(3,632)**	Total taxation expense in current year	**(36,206)**	(26,789)
3,609	**3,732**	Taxation paid	**19,318**	38,503
7	**1**	Other movements	**(1,915)**	2,273
3,638	**3,739**	Balance at end of year	**7,627**	26,430
		This is represented by:		
		Taxation payable	**(1,829)**	(2,223)
3,638	**3,739**	Taxation recoverable	**6,933**	23,412
		Future taxation benefit	**2,523**	5,241
3,638	**3,739**		**7,627**	26,430

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
8 PROPERTY PLANT AND EQUIPMENT				
		Land*	**28,910**	22,199
			28,910	22,199
		Buildings*	**133,718**	100,205
		Less accumulated depreciation	**13,222**	8,703
			120,496	91,502
		Leasehold improvements	**6,111**	4,451
		Less accumulated depreciation	**1,671**	902
			4,440	3,549
		Plant and equipment	**334,303**	243,694
		Less accumulated depreciation	**163,497**	98,835
			170,806	144,859
		Computer software	**29,384**	26,849
		Less accumulated depreciation	**16,409**	14,035
			12,975	12,814
		Capital projects	**7,172**	38,869
			344,799	313,792

* The independent valuation of land and buildings in New Zealand and Australia performed by Extensor Advisory Limited as at 31 March 2007 was $192.268 million (2006 $166.648 million). An independent valuation of land & buildings in Italy performed by Stima S.r.l. as at 1 January 2004 was $32.2 million (2006 Nil).

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
		9 INTANGIBLE ASSETS		
		Goodwill		
		Appliances - Prime		
		Balance at beginning of the year	3,966	4,100
		Current year's amortisation	(205)	(134)
			3,761	3,966
		Appliances - DCS		
		Balance at beginning of the year	8,907	5,176
		Exchange rate variance on opening balance	(1,251)	811
		Adjustment for subsequent changes in fair values ascribed to DCS acquisition	-	3,353
		Current year's amortisation	(372)	(433)
			7,284	8,907
		Appliances – Elba*		
		Goodwill arising on acquisition of Elba	82,837	-
		Exchange rate variance on opening balance	(5,808)	-
		Adjustment for subsequent changes in fair values ascribed to Elba acquisition	9,193	-
		Current year's amortisation	(3,385)	-
			82,838	-
		Finance		
		Balance at beginning of the year	33,724	35,642
		Current year's amortisation	(1,918)	(1,918)
			31,806	33,724
			125,688	46,597
		Comprising		
		Goodwill (gross)	136,897	51,926
		Accumulated amortisation	(11,209)	(5,329)
			125,688	46,597
		Brand		
		Appliances - DCS		
		Balance at beginning of the year	46,531	40,226
		Exchange rate variance on opening balance	(6,536)	6,305
		Balance at end of year	39,995	46,531
		Appliances – Elba*		
		Balance arising on acquisition of Elba	9,401	-
		Exchange rate variance on opening balance	(660)	-
		Balance at end of year	8,742	-
		Comprising		
		Brands (gross)	48,737	46,531
		Licenses		
		Appliances – Elba*		
		Balance arising on acquisition of Elba	26,895	-
		Exchange rate variance on opening balance	(1,887)	-
		Current year's amortisation	(1,576)	-
		Balance at end of year	23,432	-
		Finance		
		Balance at beginning of the year	106,924	113,005
		Current year's amortisation	(6,081)	(6,081)
		Balance at end of year	100,843	106,924
		Comprising		
		Licenses (gross)	146,627	121,619
		Accumulated amortisation	(22,352)	(14,695)
			124,275	106,924
		Development		
		Appliances Group		
		Balance at beginning of the year*	-	-
		Balance arising on acquisition of Elba *	1,949	-
		Exchange rate variance on Elba opening balance	(137)	-
		Capitalised during the year	6,106	-
		Current year's amortisation	(700)	-
		Balance at end of year	7,218	-
		Total Intangible assets	305,919	200,052

* Capitalised development expenditure was previously included as part of the cost of tangible fixed assets and is not separately identifiable

*Refer Note 11 - the determination of the fair value of the assets acquired was not complete at 31 March 2007.

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Schemes to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% to market price, on terms permitted by the Schemes in accordance with section DC11 of the Income Tax Act 2004, with no interest being charged on the related loans. The qualifying period between grant and vesting date is normally 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Schemes are paid to the employees. Voting rights on shares under the Schemes are exercisable by the Trustees under the Schemes.

At 31 March 2007, 202,444 (2006 1,068,816) shares were held by the Schemes, being 0.07% (2006 0.4%) of the Group's issued and paid up capital. Of the shares held under the Schemes, no shares were allocated to employees (2006 903,796). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the Trustee at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such repurchased shares are held by the Trustee for allocation to future Schemes. The total value of employee loans receivable is zero (2006 $845,483).

Directors of the Employee Share Purchase Schemes are appointed by the company.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for executives, managers and other selected employees working in the Appliances and Finance businesses. Under the Plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares. For options granted in November 2001 and August 2002, the exercise price per share is equal to the market value of a share at or around the date of option grant. For options granted in August 2004, the exercise price per share is recalculated on each anniversary of the grant date and is equal to the higher of the base price at grant date or the recalculated base price. The recalculated base price is calculated by multiplying the last base price by a percentage determined by the Board to represent the Group's cost of capital and reducing the resulting figure by the amount of any net cash dividends paid by the Group.

One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person (or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.

In the current year Fisher & Paykel Appliances Holdings Limited granted no options to purchase shares under the Share Option Plan (2006 Zero options granted).

Share Options	Number Granted	Exercise Price	Expiry Date
Options:			
Granted in November 2001	4,192,000	$2.305	November 2006
Granted in August 2002	3,740,000	$2.525	August 2007
Granted in August 2004	5,940,000	$4.640 *	August 2009
	13,872,000		
Options exercised in prior years	(3,888,953)		
Options lapsed in prior years	(40,000)		
Opening Balance	9,943,047		
Options exercised in current year	(2,501,024)		
Options lapsed in current year	(600,012)		
Closing Balance	6,842,011		

* Being the weighted average exercise price of tranche 1 options exercisable at the balance date. The exercise prices for tranches 2 and 3 will be determined at a future date in accordance with the Plan rules, but will not be less than the base grant price of $4.19.

1 INVESTMENTS IN SUBSIDIARIES

Parent 2006 $000	Parent 2007 $000	
218,146	232,773	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2007	Interest held by Group 2006	Principal activities
*	AF Investments Limited	NZ	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	100%	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	100%	100%	Consumer Finance
	Consumer Finance Limited	NZ	100%	100%	Consumer Finance
	Equipment Finance Limited	NZ	100%	100%	Commercial Finance
	Retail Financial Services Limited+	NZ	100%	99%	Consumer Finance
	Consumer Insurance Services Limited	NZ	100%	100%	Consumer Insurance & Extended Warranty
	Fisher & Paykel Finance Holdings Limited (formerly Fisher & Paykel Financial Services Limited)	NZ	100%	100%	Holding Company
	Fisher & Paykel Financial Services Limited	NZ	100%	100%	Securitisation Services & Extended Warranty
	Credit & General Insurance Limited	NZ	100%	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	100%	100%	Machinery Manufacturer
*	Prime Distributors Limited	NZ	100%	100%	Non Trading Company
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	100%	100%	Employee Share Purchase Plan
*	Fisher & Paykel Australia Holdings Limited	Australia	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	100%	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	100%	100%	Manufacture of Appliances
*	Fisher & Paykel Customer Services Pty Limited	Australia	100%	100%	Servicing of Appliances
*	Fisher & Paykel (Singapore) Pte Limited	Singapore	100%	100%	Distribution of Appliances
*	Fisher & Paykel Appliances USA Holdings Inc	USA	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Inc	USA	100%	100%	Distribution of Appliances
*	Fisher & Paykel Laundry Manufacturing Inc	USA	100%	100%	Manufacture of Appliances
*	Dynamic Cooking Systems Inc (DCS)	USA	100%	100%	Manufacture of Appliances
*	Fisher & Paykel Appliances Limited	UK	100%	100%	Europe Representative Office
	Fisher & Paykel Appliances Italy Holdings S.r.l.	Italy	100%	-	Non Trading Holding Company
	Fisher & Paykel Appliances Italy S.p.A. (formerly Elba S.p.A.)	Italy	100%	-	Manufacture & Distribution of Appliances

All subsidiaries have a balance date of 31 March. During the year, the balance dates for Fisher & Paykel Appliances Italy Holdings S.r.l. (previously 30 June) and Fisher & Paykel Appliances Italy S.p.A. (previously 31 December) were changes to 31 March.

* Fisher & Paykel Appliances Holdings Limited together with the above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

\+ The activities of Retail Financial Services Limited are funded through a master trust securitisation structure established on 8 May 2006. This structure allows for the creation of multiple, separate, standalone trusts. The first trust created under the master trust structure was the RFS Trust 2006-1 (the Trust). Fisher & Paykel Financial Services Limited is the residual income and residual capital beneficiary of the Trust. The financial statements of the Trust have been consolidated in the Group's financial statements.

Acquisition of Elba S.p.A. (now renamed Fisher & Paykel Appliances Italy S.p.A.)
On 15 June 2006, the company acquired all the shares in Elba S.p.A. (Elba), a leading European manufacturer and distributor of cooking appliances.

The total consideration paid for Elba was €78.2 million (NZ$157.9 million), which was partially funded by raising equity of approximately $73 million (net of fees), with the remainder funded by debt. Under the terms of the acquisition agreement, the economic ownership of Elba transferred to the Group on 1 June 2006.

The determination of the fair value of the assets acquired was not complete at 31 March 2007 and the asset values used to determine estimated goodwill at acquisition for these financial statements are the book values at the date of acquisition.

The operating results of Elba have been included in the Group's statement of financial performance from 1 June 2006. The financial effect of the acquisition has been summarised below:-

	2007 € million	2007 NZ$ million
Total Assets		
Current assets	34.6	70.0
Property, plant and equipment	20.7	41.9
Licenses & intangibles	24.0	48.6
Other assets	0.9	1.8
	80.2	162.2
Total Liabilities		
Current liabilities	(32.9)	(66.6)
Other liabilities	(8.3)	(16.8)
Parent company loan	(6.1)	(12.3)
Net assets acquired	32.9	66.6
Goodwill on Acquisition	41.0	82.9
Total Acquisition Cost	73.9	149.5
Comprised of:		
Purchase price	78.0	157.8
Working capital adjustment as per Agreement	0.2	0.4
	78.2	158.2
Capitalised Professional Fees	1.8	3.6
	80.0	161.8
Less assignment of vendor Parent company loan	(6.1)	(12.3)
	73.9	149.5
Contribution to operating profit before interest and taxation from 1 June 2006 to 31 March 2007	0.8	1.6

Acquisition of Prime Distributors Limited

On 29 July 2005, the Group acquired all the shares in Prime Distributors Limited (Prime). Prime is a leading distributor of spare parts for home appliances in New Zealand.

The total consideration paid for Prime was $6.2 million, which was funded by debt.

From 29 July 2005, the operating results of Prime were included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2006 NZ$ million
Total Assets	
Current Assets	3.2
Property, Plant and Equipment	0.2
	3.4
Total Liabilities	
Current Liabilities	(1.3)
Net Assets Acquired	2.1
Goodwill Intangibles on Acquisition	4.1
Total Acquisition Cost	6.2
Comprised of:	
Acquisition Consideration	6.2
	6.2
Contribution to operating profit before interest and taxation from 29 July 2005 to 31 March 2006	0.6

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

12 DEFERRED TAXATION

Balance at beginning of year:	**23,744**	29,021
Fair value adjustments on purchase of DCS	**-**	(5,241)
Balances arising on purchase of Elba S.p.A.	**(6,623)**	-
Current year timing differences	**3,568**	(5,924)
Exchange rate variance	**(215)**	1,293
Other movements	**(2,512)**	4,595
Balance at end of year:	**17,962**	23,744

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $18.0 million (2006: $23.7 million).

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

13 BANK OVERDRAFTS

		Bank overdrafts	**5,274**	1,888

Bank overdrafts in foreign currencies total:

AUD	2.605 million	(2006, 0.000 million)
SGD	0.363 million	(2006, 0.710 million)
EURO	0.000 million	(2006, 0.309 million)
GBP	0.677 million	(2006, 0.332 million)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 16.

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000

14 PROVISIONS

Warranty

	2007 $000	2006 $000
Balance at beginning of year - Current	**26,473**	28,848
- Term	**15,188**	13,598
	41,661	42,446
Exchange rate variance on opening balance	**(3,512)**	4,645
Current year provision	**27,492**	28,861
Warranty expenses incurred	**(31,458)**	(34,291)
Balance at year end - Current	**19,820**	26,473
- Term	**14,363**	15,188
	34,183	41,661

Warranties offered with the Group's products vary, but are generally 2 years parts and labour, although a number of products have a limited 5 year warranty. The provision has been discounted using a discount rate of 7.69%.

Parent 2006 $000	Parent 2007 $000			Consolidated 2007 $000	Consolidated 2006 $000
		15 FINANCE BORROWINGS			
		Secured borrowings			
		(a) Debenture stock due for repayment:	(note 1)		
		Within one year		**168,720**	153,657
		Between one and two years		**8,522**	14,954
		Over two years		**2,776**	4,699
				180,018	173,310
		The weighted average rate of interest is 7.5% (2006 7.3%).			
		(b) Bank borrowings:	(note 1)		
		At call		**104,666**	74,865
		Within one year		**-**	30,284
		Between one and two years		**-**	17,327
				104,666	122,476
		The weighted average rate of interest is 7.7% (2006 7.6%).			
		(c) Secured advances due for repayment:	(note 2)		
		Within one year		**202,995**	242,756
				202,995	242,756
		The weighted average rate of interest is 7.8% (2006 7.5%).			
		Total secured borrowings		**487,679**	538,542
		Total Finance borrowings		**487,679**	538,542
		Due within one year		**476,381**	501,562
		Due after one year		**11,298**	36,980
				487,679	538,542

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note

1. Debenture stock on issue is secured by a first ranking general security interest in favour of the Trustee over the undertaking and charging subsidiaries (the Charging Group). Currently, all subsidiaries of Fisher & Paykel Finance Limited (FPFL), except Consumer Insurance Services Limited are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a first ranking general security interest over the assets of the Farmers fixed instalment and Farmers credit card businesses.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000
		16 BORROWINGS		
		Borrowing facilities due for repayment:		
		Current	**-**	20,000
		One to two years	**53,643**	168,309
		Two to three years	**144,833**	32,719
		Over four years	**111,775**	-
		Term	**310,251**	201,028

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 5.75%, 2006 5.5%).

Borrowings in foreign currencies total:

A$7.5 million (2006 A$9.0 million) .
US$95.0 million (2006 US$87.0 million).
EUR$58.0 million (2006 EUR$0.0 million).

A Negative Pledge Deed has been executed with a number of the Group's bankers. Major trading subsidiaries operating under the Negative Pledge Deed together with the parent company are listed in Note 11.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

17 FINANCE LEASES

		Borrowing facilities due for repayment:		
		Current	**3,587**	624
		One to two years	**1,942**	627
		Two to three years	**615**	648
		Three to four years	**330**	689
		Four to five years	**17**	338
		Term	**2,904**	2,302

Weighted average interest rate on finance leases is 7.1% (2006 6.1%).

The company leases buildings, plant and equipment under finance leases. At 31 March 2007, the aggregate cost of buildings, plant and equipment capitalised was $7,737,000 and accumulated depreciation of $734,000. Under the finance leases the company has the right of renewal or option to purchase the buildings, plant and equipment at the end of the lease.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

18 OTHER LIABILITIES

	Consolidated 2007 $000	Consolidated 2006 $000
Current		
Employee entitlements	**29,537**	19,742
Other creditors and accruals	**43,561**	43,350
	73,098	63,092
Term		
Employee entitlements	**4,627**	4,283
	4,627	4,283

$000	$000		$000	$000

19 SHAREHOLDERS' EQUITY

		283,453,478 ordinary shares issued and paid up (2006: 264,742,568). No ordinary shares issued and partially paid up (2006: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
558,467	**560,535**	Share capital brought forward	**560,535**	558,467
2,068	**78,461**	Issue of share capital	**78,461**	2,068
560,535	**638,996**	Share capital carried forward	**638,996**	560,535
(66,714)	**(76,829)**	Retained surplus/(loss) brought forward	**43,881**	27,460
37,409	**36,868**	Profit after taxation	**61,180**	63,945
(47,524)	**(49,359)**	Dividends paid	**(49,359)**	(47,524)
(76,829)	**(89,320)**	Retained surplus/(loss) carried forward	**55,702**	43,881
		RESERVES		
84,317	**118,145**	Reserves brought forward	**(2,565)**	(9,857)
33,828	**14,626**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**(9,686)**	7,292
118,145	**132,771**	Reserves carried forward	**(12,251)**	(2,565)
601,851	**682,447**	Total Shareholders' equity	**682,447**	601,851

The dividends were fully imputed. Supplementary dividends of $3,734,000 (2006 $3,609,000) were paid to shareholders not Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

20 CASH FLOW

Reconciliation of group profit to cash flows from operating activities

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
37,409	**36,868**	Profit after taxation	**61,180**	63,945
		Add/(deduct) non-cash items		
		Depreciation and writedown of property, plant & equipment to recoverable amount	**39,665**	32,909
		Amortisation of intangible assets	**14,237**	8,566
		Profit on sale of fixed assets	**(7,127)**	(3,783)
		Finance group bad debts written off	**10,249**	10,395
		Accrued Finance group interest expense	**2,188**	196
		Accrued interest expense	**1,061**	1,005
		Movement in provisions	**(9,287)**	1,386
-	-	Movement in deferred tax/future tax benefit	**(479)**	5,277
		Movement in working capital		
		Payables and accruals	**(12,686)**	24,965
4	**(13)**	Debtors and other current assets	**(17,766)**	(2,427)
		Inventories	**6,447**	(29,021)
(25)	**(103)**	Provision for taxation	**11,895**	(14,914)
(952)	**(1,418)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**(12,809)**	7,785
36,436	**35,334**	Net cash flow from operations	**86,768**	106,284

Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
21 IMPUTATION CREDIT ACCOUNTS				
14	**410**	Balance brought forward	**11,130**	6,203
20,194	**-**	Imputation credits attached to dividends received		
-	**(410)**	Imputation credits transferred upon joining imputation group		
-	**-**	Taxation paid	**9,824**	24,725
(19,798)	**-**	Imputation credits attached to dividends paid to shareholders	**(20,577)**	(19,798)
410	**-**	Balance carried forward	**377**	11,130
		Imputation credits directly and indirectly available to shareholders as at 31 March 2007 are:		
		Direct		
		Fisher & Paykel Appliances Holdings Imputation Group	**96**	410
		Indirect		
		Subsidiaries not in Imputation Group	**281**	10,720
		Balance carried forward	**377**	11,130

Parent			Consolidated	
2006	**2007**		**2007**	2006
$000	**$000**		**$000**	$000

22 CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The Directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

23 COMMITMENTS

	Parent 2006 $000	Parent 2007 $000		Consolidated 2007 $000	Consolidated 2006 $000
			Capital expenditure commitments at 31 March 2007		
			Within one year	**4,824**	3,805
			Between one and two years	**1,540**	3,023
			Total	**6,364**	6,828
			Lease commitments under non-cancellable operating leases:		
			Within one year	**20,526**	19,808
			Between one and two years	**17,795**	18,882
			Between two and three years	**14,454**	17,394
			Between three and four years	**10,333**	14,229
			Between four and five years	**7,967**	11,704
			Over five years	**23,149**	23,005
				94,224	105,022

Operating lease commitments relate mainly to building occupancy leases.

Undrawn lending commitments (Finance group)	**1,318,952**	1,198,398

Undrawn lending commitments include unutilised credit card limits which can be unconditionally cancelled at any time.

		Consolidated	
		2007	2006
		$000	$000

24 CURRENCY

The following currency conversion rates have been applied at 31 March 2007:

NZ$1.00 =	USD	**0.7126**	0.6125
	AUD	**0.8835**	0.8565
	GBP	**0.3615**	0.3532
	SGD	**1.0810**	0.9885
	EUR	**0.5325**	0.5050

25 FINANCIAL INSTRUMENTS PARENT COMPANY AND APPLIANCES GROUP

Management policies

The Appliances Group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA, Canada, United Kingdom, Singapore and Italy. The currency risk which the Appliances Group is primarily exposed to is the New Zealand Dollar against the Australian Dollar, United States Dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board. The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency Trade Risk
It is the Appliances Group's current policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency Balance Sheet Risk
It is the Appliances Group's policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency Earnings Risk
It is the Appliances Group's policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options.

Fair value
Estimated fair values of the Appliances Group's financial assets and liabilities at 31 March 2007 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$000	$000	$000	$000
Cash at bank	45,304	45,304	14,400	14,400
Debtors	195,815	195,815	138,307	138,307
Call borrowings and bank overdrafts	(5,274)	(5,274)	(21,888)	(21,888)
Term borrowings	(310,251)	(310,251)	(201,028)	(201,028)
Creditors	(147,013)	(147,013)	(102,149)	(102,149)
Foreign currency forward exchange contracts	-	5,449	-	(3,768)
Foreign currency forward exchange options	-	-	-	(1,338)
Interest rate swaps	-	418	-	853
Commodity derivatives	-	(407)	-	-

Estimated fair values of the Parent Company's financial assets and liabilities at 31 March 2007 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$000	$000	$000	$000
Cash at bank	1	1	1	1
Intergroup advances	445,903	445,903	380,048	380,048
Debtors	31	31	18	18

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.
Carrying amounts of these items are equivalent to their fair values.

Term borrowings
Fair value of term borrowings is estimated based on current market interest rates available to the Appliances Group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest rate swaps
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Commodity derivatives
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk
- Foreign currency risk
The Appliances Group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2007	2006
	$000	$000
Foreign currency instruments		
Purchase commitments forward exchange contracts	18,826	20,888
Sale commitments forward exchange contracts	147,948	146,938
Option agreements sold	-	36,177
Option agreements purchased	-	41,035

- Interest rate risk
Debt funding for the Appliances Group is subject to floating interest rates, which can impact on the Group's financial result. When considered appropriate, in accordance with the policy, the Appliances Group enters into interest rate swaps to manage its exposure to such fluctuations. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2007	2006
	$000	$000
Interest rate swaps	103,081	65,306

- Commodity price risk
The Appliances Group is subject to fluctuations in commodity prices, which can impact on the Group's financial result. Commodity price risk is routinely managed through agreements with suppliers, however when considered appropriate and in accordance with the policy, the Appliances Group enters into commodity derivatives to manage its exposure to such fluctuations. These financial instruments are subject to the risk that commodity prices may change subsequent to implementation.

	2007	2006
	$000	$000
Commodity derivatives	4,245	-

Credit Risk
Foreign currency forward exchange contracts, foreign currency option agreements, commodity swaps and interest rate swaps have been entered into with trading banks. The Appliances Group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances Group incurs credit risk with trade receivables. The Appliances Group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

Interest rate risk

Interest rate risk is the risk that financial assets may re-price at a different time and/or by a different amount than financial liabilities. Changes in interest rate can impact on the Finance Group's financial results by affecting the spread between the rate earned on the interest bearing assets and the rate paid on interest bearing liabilities.

The company has an interest rate risk management policy. The policy establishes risk control limits for the net re-pricing gap amount. Interest rate exposure is monitored on a daily basis and reported to and reviewed monthly by the Asset & Liability Committee and the Finance Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2007 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2007	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.9%	536,957	240,687	143,092	112,529	40,649
Cash at bank	6.4%	11,944	11,944	-	-	-
Money market deposits	7.7%	19,525	19,525	-	-	-
Securities	6.6%	1,015	-	-	-	1,015
Other current assets	N/A	3,909	3,909	-	-	-
		573,350	276,065	143,092	112,529	41,664
Financial liabilities						
Retail deposits	7.5%	180,018	110,932	57,788	8,522	2,776
Wholesale borrowing	7.8%	307,661	307,661	-	-	-
Other current liabilities	N/A	18,880	18,880	-	-	-
		506,559	437,473	57,788	8,522	2,776
On-balance sheet gap		66,791	(161,408)	85,304	104,007	38,888
Off-balance sheet financial instruments		-	124,505	(65,807)	(47,698)	(11,000)
Net effective interest rate gap		66,791	(36,903)	19,497	56,309	27,888

31 March 2006	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	571,688	235,413	142,539	115,492	78,244
Cash at bank	0.0%	17,032	17,032	-	-	-
Money market deposits	7.3%	18,950	18,950	-	-	-
Securities	7.2%	1,024	-	1,024	-	-
Other current assets	N/A	17,917	17,917	-	-	-
		626,611	289,312	143,563	115,492	78,244
Financial liabilities						
Retail deposits	7.3%	173,310	108,887	44,770	14,954	4,699
Wholesale borrowing	7.5%	365,232	365,232	-	-	-
Other current liabilities	N/A	19,264	19,264	-	-	-
		557,806	493,383	44,770	14,954	4,699
On-balance sheet gap		68,805	(204,071)	98,793	100,538	73,545
Off-balance sheet financial instruments		-	34,321	(23,762)	(10,559)	-
Net effective interest rate gap		68,805	(169,750)	75,031	89,979	73,545

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance Group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance Group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance Group. Undrawn committed funding lines as at 31 March 2007 were:

31 March 2007	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Undrawn committed funding lines	224,257	4,400	189,857	30,000	-
31 March 2006					
Undrawn committed funding lines	196,150	159,500	13,900	22,750	-

Credit Risk

Interest rate swaps have been entered into with trading banks. The Finance Group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance Group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance Group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $537.0 million as at 31 March 2007 (2006 $571.7 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value

Estimated fair values of the Finance Group's financial assets and liabilities at 31 March 2007 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$000	$000	$000	$000
Finance Receivables	536,957	538,466	571,688	570,699
Securities	1,015	1,028	1,024	1,035
Cash at bank	11,944	11,944	17,032	17,032
Money Market deposits	19,525	19,525	18,950	18,950
Debtors	5,536	5,536	16,746	16,746
Finance Borrowings	(487,679)	(487,740)	(538,542)	(538,555)
Other current liabilities	(22,976)	(22,976)	(26,071)	(26,071)
Interest rate swaps	-	513	-	254

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft

Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities

Fair value of the Finance Group's receivables and securities is estimated based upon current market interest rates available to the Finance Group for receivables and securities of similar maturities.

Finance Borrowings

Fair value of the Finance Group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance Group for debt of similar maturities.

Interest rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

Interest rate swaps have been entered into in order to manage the Finance Group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2007 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2007	2006
	$000	$000
Interest rate swaps	223,860	232,622

27 RELATED PARTY INFORMATION

Parent Company

As at 31 March 2007, the Parent company had advanced funds to Group companies of $445,903,000 (2006 $380,048,000). These intragroup advances are interest free and repayable on demand.

Separation from Fisher & Paykel Industries Limited

On separation from Fisher & Paykel Industries Limited in November 2001, the Appliances and Finance businesses were acquired at a valuation of $309 million, which was $27.5 million below book value (net of $15 million deferred tax). This was substantially allocated to fixed assets and lowers the amount of depreciation charged over a seven year period ending 31 March 2008.

28 SEGMENTS

2007

	USA	Italy	Australasia & Overseas Sales Companies	Eliminations	Appliances Group Total	Finance Group	**Consolidated Operations**
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	**NZ$'000**
Operating revenue	448,609	125,639	1,138,171	(418,660)	1,293,759	118,195	**1,411,954**
Operating profit before interest, taxation and amortisation*	11,248	7,301	77,996	(4,988)	91,557	37,226	**128,783**
Operating profit before interest and taxation*	10,843	1,640	77,791	(4,988)	85,286	29,227	**114,513**
Total Assets	263,734	235,418	519,380	-	1,018,532	720,758	**1,739,290**

2006

	USA	Italy	Australasia & Overseas Sales Companies	Eliminations	Appliances Group Total	Finance Group	**Consolidated Operations**
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	**NZ$'000**
Operating revenue	410,415	-	1,079,956	(407,721)	1,082,650	126,467	**1,209,117**
Operating profit before interest, taxation and amortisation*	10,699	-	71,197	118	82,014	36,398	**118,412**
Operating profit before interest and taxation*	10,266	-	71,063	118	81,447	28,399	**109,846**
Total Assets	270,364	-	508,364	-	778,728	781,923	**1,560,651**

The Appliances Group operates predominantly in manufacturing, sales and distribution of major household appliances. Intersegment sales are on an arm's length basis.

The Finance Group operates in the financial services sector entirely within New Zealand.

* Earnings for the USA based subsidiaries are reflective of an "arms length" return as required for taxation transfer pricing purposes. Additional profits are derived from products manufactured by the Group in New Zealand and Australia and supplied to the USA subsidiaries.

29 EMPLOYEE REMUNERATION

The Appliances group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration $	Number of employees **2007**	2006	Remuneration $	Number of employees **2007**	2006
100,000 – 110,000	**73**	43	310,001 – 320,000	**1**	-
110,001 – 120,000	**62**	42	320,001 – 330,000	**2**	1
120,001 – 130,000	**36**	27	330,001 – 340,000	**2**	-
130,000 – 140,000	**31**	21	340,001 – 350,000	**1**	1
140,001 – 150,000	**24**	27	350,001 – 360,000	**1**	2
150,001 – 160,000	**22**	14	360,001 – 370,000	**1**	-
160,001 – 170,000	**15**	10	370,001 – 380,000	**-**	1
170,001 – 180,000	**9**	6	380,001 – 390,000	**-**	1
180,001 – 190,000	**11**	6	390,001 – 400,000	**1**	-
190,001 – 200,000	**10**	6	400,001 – 410,000	**1**	-
200,001 – 210,000	**4**	5	420,001 – 430,000	**2**	3
210,001 – 220,000	**3**	6	430,001 – 440,000	**1**	-
220,001 – 230,000	**5**	4	440,001 – 450,000	**-**	1
230,001 – 240,000	**2**	3	460,001 – 470,000	**-**	1
240,001 – 250,000	**6**	2	500,001 – 510,000	**1**	2
250,001 – 260,000	**3**	1	560,001 – 570,000	**2**	-
260,001 – 270,000	**-**	3	660,001 – 670,000	**1**	-
270,001 – 280,000	**3**	2	720,001 – 730,000	**-**	1
280,001 – 290,000	**2**	3	760,001 – 780,000	**1**	-
290,001 – 300,000	**2**	1	890,001 – 900,000	**-**	1
300,001 – 310,000	**1**	3			

30 SUBSEQUENT EVENTS

On 24 May 2007 the Directors approved a final dividend of 9 cents per share for the year ended 31 March 2007, carrying a partial imputation credit. The dividend will be paid on 15 June 2007.

31 IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (NZ IFRS)

The Group has previously reported that it is adopting NZ IFRS for the year ending 31 March 2008, including comparative information for the year ended 31 March 2007. This has allowed time to ensure both the best application of new or revised standards and increased shareholder and analyst understanding of the effects of the transition.

The project team, under the guidance of the Group's Audit & Risk Management Committee, has completed a NZ IFRS opening balance sheet position as at 1 April 2006. The reconciliation of differences to the position previously reported under New Zealand Financial Reporting Standards (NZ FRS) is shown below:

		CONSOLIDATED			PARENT		
	NOTE	PREVIOUS NZ GAAP	EFFECT OF TRANSITION TO NZ IFRS	NZ IFRS	PREVIOUS NZ GAAP	EFFECT OF TRANSITION TO NZ IFRS	NZ IFRS
		$'000	$'000	$'000	$'000	$'000	$'000
Assets							
Current assets							
Cash and bank balances		50,382	-	50,382	1	-	1
Debtors and other current assets		155,053	-	155,053	18	-	18
Finance receivables		377,952	-	377,952	-	-	-
Inventories		215,008	-	215,008	-	-	-
Non-current assets classified as held for sale	a	-	921	921	-	-	-
Derivative financial instruments	e	-	1,705	1,705	-	-	-
Taxation		23,412	-	23,412	3,638	-	3,638
Future Taxation Benefit		5,241	-	5,241	-	-	-
Intergroup advances		-	-	-	380,048	-	380,048
Total current assets		827,048	2,626	829,674	383,705	-	383,705
Non-current assets							
Property plant and equipment	a	313,792	(4,618)	309,174	-	-	-
Investments in subsidiaries	i	-	-	-	218,146	(118,145)	100,001
Investment in finance group		-	-	-	-	-	-
Other assets		2,261	-	2,261	-	-	-
Finance receivables	g	193,736	1,494	195,230	-	-	-
Intangible assets							
- Goodwill		46,597	-	46,597	-	-	-
- Brand / Licences		153,455	-	153,455	-	-	-
- Software / Patents	a	-	16,084	16,084	-	-	-
Derivative financial instruments	e	-	653	653	-	-	-
Deferred taxation	b	23,762	7,462	31,224	-	-	-
Total non-current assets		733,603	21,075	754,678	218,146	(118,145)	100,001
Total Assets		1,560,651	23,701	1,584,352	601,851	(118,145)	483,706
Liabilities							
Current liabilities							
Bank overdrafts		1,888	-	1,888	-	-	-
Current borrowings		20,000	-	20,000	-	-	-
Current finance leases		624	-	624	-	-	-
Trade creditors		83,139	-	83,139	-	-	-
Provisions	d	26,473	237	26,710	-	-	-
Finance borrowings		501,562	-	501,562	-	-	-
Derivative financial instruments	e	-	6,018	6,018	-	-	-
Taxation		2,223	-	2,223	-	-	-
Other liabilities		63,092	-	63,092	-	-	-
Total current liabilities		699,001	6,255	705,256	-	-	-
Non-current liabilities							
Non-current borrowings		201,028	-	201,028	-	-	-
Non-current finance leases		2,302	-	2,302	-	-	-
Finance borrowings		36,980	-	36,980	-	-	-
Deferred Taxation	b	18	36,063	36,081	-	-	-
Other liabilities	d,h	4,283	12,992	17,275	-	-	-
Provisions	d	15,188	7,960	23,148	-	-	-
Derivative financial instruments	e	-	539	539	-	-	-
Total non-current liabilities		259,799	57,554	317,353	-	-	-
Total Liabilities		958,800	63,809	1,022,609	-	-	-
Net Assets		601,851	(40,108)	561,743	601,851	(118,145)	483,706
Equity							
Share Capital	c	560,535	(414)	560,121	560,535	-	560,535
Retained Earnings		43,881	(42,378)	1,503	(76,829)	(2,021)	(78,850)
Reserves	c,e,f,i	(2,565)	2,684	119	118,145	(116,124)	2,021
Total Equity		601,851	(40,108)	561,743	601,851	(118,145)	483,706

Notes to the Reconciliation

a. Property Plant & Equipment (PPE)

On transition to NZ IFRS, the Group has elected to apply the exemption available in NZ IFRS1 *First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* and restate certain parcels of land using fair value as their deemed cost. Fair value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction. This results in an increase to PPE of $12.4 million and a corresponding increase in retained earnings.

On transition to NZ IFRS, under NZ IFRS5 the Group is required to reclassify non-current assets that meet specified criteria as held for sale. This results in reclassification of $0.9 million from PPE to current assets in respect of a parcel of land in Australia.

On transition to NZ IFRS, under NZ IAS38 the Group is required to classify software and patent/trademark assets as intangibles. This results in a reduction to PPE of $16.1 million, owing to reclassification of $12.8 million of software assets and $3.3 million of patent/trademark assets to intangible assets. Whilst the amount previously depreciated on these assets is unchanged, it is now classified as amortisation.

The above adjustments have no effect on the parent entity.

b. Accounting for Taxation

On transition to NZ IFRS, under NZ IAS12 deferred tax has been calculated using a "balance sheet" approach and deferred tax assets and liabilities have been recognised where there are temporary differences between the accounting and tax value of balance sheet items.

Under NZ FRS, depreciation on buildings was treated as a permanent difference. On transition, a deferred tax liability has been recognised on the temporary difference arising on building depreciation and certain properties revalued in 1992. In addition, several of the provisions and liabilities elsewhere in this note have a deferred tax impact under NZ IFRS as reported in each category. The net effect of all these adjustments results in an additional deferred tax asset of $3.0 million and deferred tax liability of $0.3 million.

On transition to NZ IFRS, an additional deferred tax asset of $4.0 million has been recognised in respect of the DCS brand. This will transpose to a deferred tax liability over the remaining useful tax life of the brand, which crystallises only on impairment or sale of the asset.

A deferred tax liability of $35.3 million has been recognised in respect of the Farmers Finance Licenses, which will crystallise over the finite life of the asset.

The above adjustments have no effect on the parent entity.

c. Employee Share Ownership and Share Option Schemes

On transition to NZ IFRS, the Group has elected to apply the exemption available in NZ IFRS1 *First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* and has not applied NZ IFRS2 to share based payment schemes that commenced prior to 7 November 2002.

On transition to NZ IFRS, under NZ IAS32 and NZ SIC12, the Group will record shares held by the trustee of the Fisher & Paykel Appliances Share Purchase Scheme as treasury stock until the shares vest, are reissued or otherwise disposed of, when any consideration received will then be included in the Group's contributed equity. This results in an adjustment of $0.4 million between share capital and treasury stock in the consolidated entity only.

On transition to NZ IFRS, under NZ IFRS2 the Group is required to recognise the cost of the share option or share ownership schemes over the relevant vesting period for shares issued or options granted after 7 November 2002 and which had not vested by 1 April 2006. This results in an increase in reserves of $2.0 million and a reduction in retained earnings of $2.0 million. The effect is the same for the parent entity.

d. Other Employee Benefits

On transition to NZ IFRS, the Group has elected to apply the exemption available in NZ IFRS1 *First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* and has recognised cumulative actuarial gains and losses at 1 April 2006.

The Group operates a pension plan for employees. The majority of the Group's employees are members of a defined contribution plan and under NZ FRS contributions to the plan are expensed when made, consistent with the treatment required under NZ IFRS. There is also a defined benefit plan for a small number of employees, which is closed to new entrants.

Under NZ IAS19, the Group has recognised a liability of $10.6 million in respect of the defined benefit scheme with a corresponding adjustment of $7.1 million to retained earnings (net of tax).

The Group is also required to recognise long service leave on an actuarial basis. This results in recognition of an additional $8.0 million provision with a corresponding adjustment of $5.3 million to retained earnings (net of tax).

The Group is also required to recognise the expected cost of short term accumulating compensated absences such as sick leave, resulting in recognition of a provision of $0.2 million with a corresponding adjustment of $0.1 million to retained earnings (net of tax).

The above adjustments have no effect on the parent entity.

e. Hedge Accounting

On transition to NZ IFRS, under NZ IAS39 all derivative contracts, whether used as hedging instruments or otherwise have been recognised at fair value in the Balance Sheet. This results in recognition of an additional $5.1 million derivative liability and $0.9 million derivative asset with corresponding adjustments to retained earnings of $0.5 million and reserves of $2.3 million respectively (net of tax).

On transition, the Group has met hedge accounting requirements for the majority of its exposures and expects to continue to meet these requirements in the future.

There is no effect on the parent entity.

f. Foreign Currencies

On transition to NZ IFRS, the Group has elected to apply NZ IFRS1 *First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* with respect to cumulative translation differences and the balance of the foreign currency translation reserve is deemed to be zero. This results in a credit of $2.5 million to the foreign currency translation reserve with a corresponding debit to retained earnings.

There is no effect on the parent entity.

In addition, it has been assessed, based on the criteria in NZ IAS21 and the current nature of the Group's operations, that the functional currencies of all foreign subsidiary companies are unchanged from NZ FRS.

g. Finance Receivables

On transition to NZ IFRS, under NZ IAS39 finance receivables are assessed for objective evidence of any impairment at each balance date. Impairment losses are incurred if, and only if:

(a) objective evidence exists of impairment as a result of one or more events ("loss events") that occurred after the initial recognition of the asset and on or before the balance date; and
(b) the loss event has an impact on the estimated future cashflows of the financial asset or group of financial assets that can be reliably measured.

Assessment of receivables is completed at both an individual (if significant) and group level. Receivables with similar credit risk characteristics are grouped together for the purpose of impairment assessment.

This results in a reduction in the provision for doubtful accounts of $1.5 million, a corresponding increase in finance receivables and an increase in retained earnings of $1.0 million (net of tax).

There is no effect on the parent entity.

h. Leases

On transition to NZ IFRS, under NZ IAS17, the Group is required to expense operating lease payments on a straight-line basis where there is a fixed increase in rentals, regardless of the cash basis for making those payments. This results in an additional liability of $2.4 million with a corresponding adjustment to retained earnings of $1.5 million (net of tax).

There is no effect on the parent entity.

i. Investment in Subsidiaries

On transition to NZ IFRS, under NZ IAS27 the parent entity will report its investment in subsidiaries at cost. This results in the elimination of the asset revaluation reserve in the parent company of $118 million, with a corresponding adjustment to the investment in subsidiaries.

Additional Notes

j. Accounting for Goodwill

Under NZ FRS the Group's accounting policy is that the excess of cost over the fair value of the net assets of subsidiaries acquired is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

On transition to NZ IFRS, under NZ IAS38 goodwill cannot be amortised but is subject to an impairment test annually and also whenever there is an indication that the goodwill may have been impaired. At 31 March 2007, this results in an increase in goodwill of approximately $6 million and a corresponding increase in retained earnings, including the effect of goodwill amortisation since acquisition of Elba of approximately $3.5 million (subject to fair value adjustments). There is no effect on the parent entity.

k. Business Combinations

On transition to NZ IFRS, the Group has elected to apply the exemption available in NZ IFRS1 *First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards* and has not restated business combinations that took place prior to the transition date.

The results for the year ended 31 March 2007 are subject to audit for NZ IFRS compliance and the Group will provide users of the financial statements with updated information about the impacts of NZ IFRS on the Group's earnings and financial position in its first NZ IFRS Interim Report for the period ending 30 September 2007.

There is potential for the significance of these impacts to change when the Group prepares its first set of NZ IFRS financial statements due to changes in the standards, changes in our business or changes in management's interpretation of the standards.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
Telephone +64 9 355 8000
Facsimile +64 9 355 8001
www.pwc.com/nz

Auditors' Report

to the shareholders of Fisher & Paykel Appliances Holdings Limited

We have audited the financial statements on pages 8 to 49. The financial statements provide information about the past financial performance and cash flows of the Company and Group for the year ended 31 March 2007 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 1 to 7.

Directors' Responsibilities

The Company's Directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the Company and Group as at 31 March 2007 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the Directors and reporting our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the Directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the Company and Group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacity as auditors.

PRICEWATERHOUSECOOPERS

Auditors' Report
Fisher & Paykel Appliances Holdings Limited

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the Company as far as appears from our examination of those records; and

(b) the financial statements on pages 8 to 49:

  (i) comply with generally accepted accounting practice in New Zealand; and

  (ii) give a true and fair view of the financial position of the Company and Group as at 31 March 2007 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 24 May 2007 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants — Auckland

Rules 4.1, 4.

Appendix 4E

Preliminary final report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Preliminary final (tick)	Year ended ('current period')
98026263	**X**	**31 MARCH 2007**
		Year ended ('previous corresponding period')
		31 MARCH 2006

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $NZ'0(

Revenues from ordinary activities (item 2.1)	up/(down)	**16.8** %	to	**1,411,95**
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	up/(down)	**(4.3)** %	to	**61,18**
Net profit (loss) for the period attributable to members (item 2.3)	up/(down)	**(4.3)** %	to	**61,18**

Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Franked amount per security
Final dividend (item 2.4)	**9.0** ¢	**N.A.** ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5)	**8 June 2007**

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing (see note 7)	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security	**1.3**	**1.5**

Control gained over entities having material effect

4.1 Name of entity (or group of entities)	Elba S.p.A.
4.2 Date from which such profit has been calculated	1 June 2006
	$NZ'000
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	812
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)	N.A.
4.2 Date to which the profit (loss) has been calculated	
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable	15 June 2007
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	8 June 2007
If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	Final dividend:	Current year	9 ¢	N.A. ¢	N.A.
		Previous year	9 ¢	N.A. ¢	N.A.

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans	**N.A.**

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	**NIL**	**NIL**
Income tax on ordinary activities	**NIL**	**NIL**
Profit (loss) from ordinary activities after tax	**NIL**	**NIL**
Extraordinary items net of tax	**NIL**	**NIL**
Net profit (loss)	**NIL**	**NIL**
Adjustments	**NIL**	**NIL**
Share of net profit (loss) of associates and joint venture entities	**NIL**	**NIL**

Compliance statement

8.0 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: **NEW ZEALAND ACCOUNTING STANDARDS**

9.0 This report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Sign here: .... Date: **24 May 2007**
(Company Secretary)

Print name: **Mark David Richardson**

Fisher & Paykel Appliances Holdings Ltd

Analysts and Investment Fund Managers

May 2007



This Full Year Result presentation, dated 24 May 2007, provides additional comment on the media release of the same date.

As such, it should be read in conjunction with and subject to the explanations and views of future outlook on market conditions, earnings and activities, given in that release.

Highlights

- **Record total Appliances sales**
  - Revenue $1.29 Billion
- **Purchase of Elba S.p.A**
- **Opening of China Procurement Office**
- **New Product Releases**
  - Aqua Smart®, Ice & Water, French Door
- **JFE – 35 year association**
- **Finance Group Securitisation Programme**

Summary of Results

	Year to March 2007 ($ million)	Year to March 2006 ($ million)	% YOY Change
Revenue	1,412.0	1,209.1	16.8
Operating Profit Before Taxation	114.5	109.8	4.2
Group Profit after Taxation	61.2	63.9	(4.3)
Earnings (Cents per Share)	22.0	24.2	(9.1)
Dividends (Cents per Share)	18.0	18.0	-

Segmented Results

Earnings Before Interest and Tax (EBIT)

	Year to March 2007 ($ million)	Year to March 2006 ($ million)	% YOY Change
Appliances	85.3	81.4	4.7
Finance	29.2	28.4	2.9
TOTAL	114.5	109.8	4.2

Fisher&Paykel
appliances holdings limited

Segmented Results


EBIT
$m
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003/04
2004/05
2005/06
2006/07
Appliances
Finance
Investment

Fisher&Paykel
appliances holdings limited

Cash Flow

	Year to March 2007 ($ million)	Year to March 2006 ($ million)
Net Cash Flow from Operations	**86.8**	**106.3**
Total Debt (Net of Cash at Bank) (excluding Finance Group Operating Borrowings and Bank Balances)	**270.2**	**208.5**
Debt : Debt + Equity	**28.4%**	**25.7%**

Dividend

Final dividend 9 cents per share.

- Partial imputation credit for New Zealand tax residents (equivalent to 26.5 cents in the dollar).
- 1.164 cents supplementary dividend for qualifying non-residents.

	Cents Per Share		
	2006/07	2005/06	2004/05
Interim	9.0	9.0	9.0
Final	9.0	9.0	9.0
Total Dividend	18.0	18.0	18.0
Earnings Per Share	22.0	24.2	26.1

Fisher&Paykel
appliances

Fisher&Paykel
appliances holdings limited

Appliances Results

	Year to March 2007 ($ million)	Year to March 2006 ($ million)	Change % YOY
Total Revenue	1293.8	1082.7	19.5
Normalised EBIT	87.4	81.3	7.6
– Restructuring Costs	(5.9)	(1.0)	(490.0)
– Retravision (NSW) Ltd Bad Debt	(3.3)	-	-
– Profit on Sale of Surplus Land	7.1	1.2	-
Reported EBIT	85.3	81.4	4.8
Normalised EBIT to Revenue Margin	6.8%	7.5%	
Assets Employed	1,018.5	778.7	30.8
Normalised Return on Assets ✶	8.6%	10.4%	

✶ Fisher & Paykel Appliances Italy's earnings extrapolated for 12 months.

Fisher&Paykel appliances holdings limited

EBIT


%
Normalised EBIT to Revenue %
14
12
10
8
6
4
2
0
11.7
12.0
8.4
7.5
6.8
2002/03
2003/04
2004/05
2005/06
2006/07

Working Capital


Working Capital to Sales
30
25
20
15
10
5
0
21.6
18.6
22.8
3.3
22.7
0.9
22.1
2003
2004
2005
2006
2007
Underlying
Temporary

Capital Expenditure



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
21.5
42.3
65.6
50.4
44.9
50.0
2003
2004
2005
2006
2007
2008
Thailand Relocation

Fisher&Paykel appliances holdings limited

Market Performance

Revenue +19.5%


19.5%
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Fisher&Paykel appliances holdings limited

Market Update

NEW ZEALAND

- Revenue down 3.0% – declining market
- Intense competition
- Market share retained
- Settled distribution



NZ$m
250
200
150
100
2003
2004
2005
2006
2007

Market Update

AUSTRALIA

- Flat market conditions
- Revenue up 7.5% - market share gain
- New product releases 4th quarter
- Aqua Smart® success
  - Biggest selling model in 4 months
  - New model range
- Refrigeration release
  - Ice & Water
  - French Door
- Retravision (NSW) receivership


AU$m
350
300
250
200
150
100
2003
2004
2005
2006
2007

Market Update

USA

- Depressed market – up to 11% down
- Record revenue – $298m up 5.2%
- Canadian prospects
- Increased distribution
- New product suite for 2007/08 (KBIS)
  - Aqua Smart® and Dryer
  - Ice & Water
  - French Door
  - Luna
  - Liberty
  - DCS refresh (indoor)
  - Italian freestanders


US$m
300
250
200
150
100
50
2003
2004
2005
2006
2007

Market Update

EUROPE / UNITED KINGDOM

- Elba Acquisition
- Sales Revenue + 626% (87.1% ex Elba)
- Centralised European Office in Italy
- UK Sales & Dist Facility – Milton Keynes
- Fisher & Paykel brand – new distribution


NZ$m
100
80
60
40
20
0
2003
2004
2005
2006
2007

Fisher&Paykel appliances holdings limited

Market Update

REST OF WORLD

- Revenue up 132% (17.4% ex Elba)
- High NZ Dollar difficult
- Singapore Growth continuing
- Middle East prospects
- Elba manufacturing opens further prospects



NZ$m
80
60
40
20
0
2003
2004
2005
2006
2007

Revenue Mix

2005/06


Other
2.9%
Europe
1.3%
NZ
23.0%
USA
38.1%
Aust
34.7%

2006/07


Europe
7.6%
Other
5.6%
USA
35.2%
NZ
18.7%
Aust
32.9%

Relocation to Thailand

- Laundry Products Factory at East Tamaki, Auckland to be relocated to Rayong Province, Thailand
- New Zealand production to cease December 2007
- Commence Production in Thailand March 2008
- Benefits $10 to $15 million before tax per annum
- Local procurement opportunities – materials, freight
- One-off costs $20 to $25 million before tax
  - New Zealand staff redundancy – 350 jobs
  - New Zealand exit tax on transfer of machinery
  - Decommissioning, packing, freight and recommissioning costs
- Capex - $13 million

Fisher&Paykel
appliances holdings limited

AquaSmart

- Released NZ November 2006
- Released Australia November 2006
  - # 1 selling model in 4 months
- Release USA June 2007
  - Positive reaction KBIS
  - Attracts US water rebate
  - Matching dryer AeroSmart
- New Model Releases NZ/Aust
  - 600mm September
  - LED June
  - USA September


Scroll
Select

Fisher&Paykel appliances holdings limited

Refrigeration

Ice & Water

- NZ/Australia – high end (margin)
- USA launch – June
- UK/Europe launched - March
- Asia launch – April

French Door

- NZ/Australia – release February
- USA launch – October
- UK/Europe launched – September
- Asia launch – July

French Door Model



Fisher&Paykel appliances holdings limited

Project Luna

- Release Dates
  - NZ, Australia, USA, Europe second half 2007/08
- Star of Show
  - KBIS
  - Designex
  - Melbourne Home Show
- Approvals
- Innovation Statement



Fisher&Paykel
appliances holdings limited

Elba manufactured

- UK/Ireland – June 2007
- ROW – June 2007
- US/Canada – June 2007
- Australia/NZ – July 2007



Fisher&Paykel Finance

Fisher&Paykel appliances holdings limited

Finance Results

	Year to March 2007 ($ million)	Year to March 2006 ($ million)	Change % YOY
Revenue	**118.2**	126.5	(6.5)
Normalised EBIT	**29.8**	25.8	15.5
– **Restructuring Costs**	**(0.6)**		
– **Profit on Sale of Land & Buildings**		2.6	
Reported EBIT	**29.2**	28.4	2.9
Receivables	**537.0**	571.7	(6.1)

Key Factors

- Growth in revolving credit
- Integration cost synergies realised
- Higher funding costs
- Intense industry competition
- Declining margins
- Farmers retail strategy
- Improved credit quality

Fisher&Paykel appliances holdings limited

Finance Group Earnings Detail

	Year to March 2007 ($ million)	Year to March 2006 ($ million)	Change % YOY
Interest Expense	**37.7**	37.9	0.5
Bad Debt Expense	**7.1**	8.4	15.2
Depreciation	**1.9**	2.0	6.7
EBITDA	**37.2**	**36.4**	**2.3**
Amortisation	**8.0**	8.0	
EBIT	**29.2**	**28.4**	**2.9**

Fisher&Paykel appliances holdings limited

Finance Group Key Ratios

	Year to March 2007	Year to March 2006
EBIT ($ million)	**29.2**	28.4
Cost to Income Ratio %	**41%**	44%
Bad Debt Expense Ratio %	**1.3%**	1.4%
Margin %	**9.1%**	9.5%
Return on Equity %	**15.1%**	14.0%

Highlights

- **Significant growth in Q Card Year on Year**
  - Receivables up 14%
  - 2,500 retailers – up 150%
  - 174,000 cardholders – up 24%
- **Second half growth**
- **Farmers Finance – yield improvement**
- **Cost of funds rate increases $2 million**
- **Cost to Income Ratio 41% (44%)**
- **Bad debt expense lower – down 15%**

Highlights continued

- **Bad debt provisioning ratio 3.1% (3.0%)**
- **Strong dividend cash flow of $9.3m ($9.1m) to F&P Appliances Holdings**
- **Solid funding support base continues**
  - Retail bank debentures
  - Banks
  - Securitisation
- **A1+ Standard & Poors Rating maintained for Securitisation**

Balance Sheet Receivables

	Year to March 2007 ($ million)	Year to March 2006 ($ million)
RFS Consumer	**222.9**	261.7
FPF Consumer	**190.9**	180.1
Equipment Finance	**53.8**	64.7
Bulk Funding	**83.7**	80.2
	551.3	586.7
Less Provisions	**(14.3)**	(15.0)
Net Receivables	**537.0**	571.7
Provisioning Ratio	**3.1%**	3.0%

Fisher&Paykel
appliances holdings limited

Receivables Balance



$million
300
250
200
150
100
50
0
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
RFS Consumer
FPF Consumer
Equipment Finance
Bulk Finance

Balance Sheet Funding

	Year to March 2007 ($ million)	Year to March 2006 ($ million)
Retail Debentures	180.0	173.3
Bank Borrowing	104.7	122.5
Securitisation	203.0	242.7
Total	487.7	538.5

Fisher&Paykel
appliances holdings limited

Business Strategy Ongoing

- Growth in Q and Farmers Cards Business
  - Card product enhancement
  - Broadening retail distribution
- Credit Quality and Account Management
  - Redeveloping credit origination processes
  - Improving effectiveness of Collections & Recoveries
- Debt Management
  - Interest rate changes
  - Funding and Liquidity
- Acquisitions

Fisher&Paykel

appliances holdings limited

Outlook

Appliances

- Continued top Line Growth
- US expanded line up
- US increased distribution
- US increased media spend
- Australia Aqua Smart® increase model releases
- NZ market decline, market share held
- European Growth
- Laundry Relocation to Thailand
- China Procurement Office Progress

Outlook

Finance

- Intense market conditions
- Continued growth of Q card and Farmers card
- Credit management key focus

Group

- Net exposure against $A is 52% at $0.838
- Capex $50m + $13m (Thailand) = $63m
- One-off costs $20-$25m, benefits $10-$15m (2008/09)
- Raw material pricing uncertain
- Interest rates remains uncertain

END

Fisher&Paykel
appliances holdings limited